Exhibit 99.2

Explanatory Note

Studio City Investments Limited’s Annual Report

for the year ended December 31, 2019

This annual report serves to provide holders of Studio City Company Limited’s US$850,000,000 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”) with Studio City Investments Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2019 together with the related information, pursuant to the terms of the indenture, dated November 30, 2016, as supplemented, relating to the 2021 Studio City Company Notes. Studio City Investments Limited is the parent guarantor of the 2021 Studio City Company Notes.

Studio City Investments Limited

For the Year Ended December 31, 2019

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2019 Studio City Company Notes” refers to the US$350,000,000 5.875% senior secured notes due 2019 issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment of all remaining outstanding amounts upon maturity in November 2019;

•	“2019 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•

“2020 Studio City Finance Notes” refers to the US$825.0 million aggregate principal amount of 8.500% senior notes due 2020 issued by Studio City Finance Limited on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2020 Studio City Finance Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2020 Studio City Finance Notes, which commenced in January 2019 and settled in February 2019;

•	“2020 Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the 2020 Studio City Finance Notes offering;

•	“2021 Studio City Company Notes Trustee” refers to Deutsche Bank Trust Company Americas;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•	“Account Bank” means Bank of China Limited, Macau Branch and its successor and assignee named pursuant to any document evidencing the Note Interest Accrual Account;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Intercreditor Agreement” refers to the intercreditor agreement dated December 1, 2016 among Studio City Company, each guarantor of the Studio City Company Notes, the 2019 Studio City Company Notes Trustee, the 2021 Studio City Company Notes Trustee, the lenders and agent for the 2021 Studio City Senior Secured Credit Facility, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), among others;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Senior Secured Credit Facilities Finance Parties” refers to the financial institutions named as lenders under the 2021 Studio City Senior Secured Credit Facility, the counterparties of any secured hedging obligations, and any other administrative parties that benefit from the collateral securing the 2021 Studio City Senior Secured Credit Facility;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Company Notes” refers to, collectively, the 2019 Studio City Company Notes and the 2021 Studio City Company Notes;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Finance” refers to Studio City Finance Limited, a British Virgin Islands company;

•	“Studio City Finance Notes” refers to the US$600.0 million aggregate principal amount of 7.250% senior notes due 2024 issued by Studio City Finance Limited on February 11, 2019;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the Studio City Finance Notes offering;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7890 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2019 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7894 to US$1.00. On April 17, 2020, the noon buying rate was HK$7.7506 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.0227 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. We adopted Accounting Standards Codification 842, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. We adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2019(1)	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$625,878	$569,885
Total operating costs and expenses	$(441,690)	$(420,162)
Operating income	$184,188	$149,723
Net income (loss) attributable to Studio City Investments Limited	$293	$(45,261)
Adjusted EBITDA(2)	$362,004	$318,498

	As of December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$296,650	$338,377
Restricted cash	$27,865	$6,981
Total assets(3)	$2,625,881	$2,682,386
Total current liabilities(3)	$91,865	$422,769
Total debts(4)	$1,437,185	$1,562,040
Total liabilities(3)	$1,544,223	$1,638,113
Total equity	$1,081,658	$1,044,273

(1)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses.
(3)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized US$14.7 million of operating lease right-of-use assets and US$14.7 million of operating lease liabilities as of January 1, 2019. As of December 31, 2019, operating lease right-of-use assets and operating lease liabilities were US$14.2 million and US$14.6 million, respectively.

(4)	Total debts include current and non-current portion of long-term debt, net, loan from an affiliated company and other long-term liabilities.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$231,084	$148,986
Net cash used in investing activities	$(90,888)	$(154,544)
Net cash used in financing activities	$(162,924)	$—
Effect of foreign exchange on cash, cash equivalents and restricted cash	$1,885	$(2,324)

Net decrease in cash, cash equivalents and restricted cash	$(20,843)	$(7,882)
Cash, cash equivalents and restricted cash at beginning of year	$345,358	$353,240

Cash, cash equivalents and restricted cash at end of year	$324,515	$345,358

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2019 and 2018 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is majority-owned by Melco, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia and Europe.

Studio City is a world-class gaming, retail and entertainment resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 30,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City is strategically located in Cotai, as the only property directly adjacent to the Lotus Bridge immigration checkpoint and one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City. The Lotus Bridge connects Cotai with Hengqin Island in Zhuhai, China, a designated special economic district in China undergoing significant business and infrastructure development.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the 2021 Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2019, we have incurred approximately US$72.0 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global Covid-19 pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022. There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Prior to the Covid-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the Covid-19 outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Factors Affecting Our Current and Future Operating Results

Our results of operations are and will be affected most significantly by:

•

The impact of the Covid-19 outbreak, including its severity, magnitude and duration, and any recovery from such impact, which will be significantly affected by the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020 and as such disruptions are ongoing, such material adverse effects have continued beyond the first quarter of 2020 and may worsen;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

•

The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect Studio City Casino’s operations in a number of ways:

•

a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to the Gaming Operator’s agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•

if any of Studio City Casino’s gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us and the Gaming Operator to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

•

since the Gaming Operator depends on gaming promoters for its VIP gaming revenue, difficulties in their operations may expose Studio City Casino to higher operational risk while Studio City Casino continues to conduct VIP rolling chip operations.

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical operating results may not be indicative of future operating results because prior to October 2015 when Studio City commenced operations, activities undertaken had been primarily related to our early development and construction of Studio City. We currently derive a significant portion of our revenues from the provision of services in connection with the operation of Studio City Casino, and our remaining revenues from other non-gaming operations of Studio City, including the rooms, food and beverage, entertainment, services fee, mall and retail and other. As our business develops, we expect our revenues derived from the provision of services at Studio City Casino to increase in proportion to our revenues from other sources and expect the expenses we incur to be primarily related to the operation of Studio City.

Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. According to the DICJ, in the first quarter of 2020, gross gaming revenues in Macau declined by 60.0% as compared to the first quarter of 2019 and, in March 2020, declined by 79.7% on a year-on-year basis. The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have continued beyond the first quarter of 2020 and may worsen. Any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Studio City Casino’s expected rolling chip win rate is 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

We did not recognize any impairment loss during the year ended December 31, 2019 and 2018.

Revenue Recognition

On January 1, 2018, we adopted the New Revenue Standard using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The accounting policies for revenue recognition as a result of the New Revenue Standard are as follows.

Our revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services and Right to Use Arrangements, under which the Gaming Operator operates the Studio City Casino. The Gaming Operator deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognize the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. We record advance deposits on rooms and advance ticket sales as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees, representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Upon the adoption of the New Revenue Standard, we recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of accumulated losses. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

Complimentary services provided to Studio City Casino’s gaming patrons are deducted from the gross gaming revenues and are measured based on stand-alone selling prices under the New Revenue Standard, replacing the previously used retail values. The non-gaming revenues associated with the provision of these complimentary services by us are measured on the same basis. This change impacts the amount of revenues from the provision of gaming related services received by us with corresponding changes to the non-gaming revenues.

(2)

The New Revenue Standard changes the measurement basis for the non-discretionary incentives (including the loyalty program) provided to Studio City Casino’s gaming patrons, as administered by the Gaming Operator, from previously used estimated costs to standalone selling prices. The non-discretionary incentives are deducted from the gross gaming revenues by the Gaming Operator and impact the amount of revenues from provision of gaming related services received by us. Similarly, the redemption of non-discretionary incentives for non-gaming services provided by us are measured on the same basis. At the adoption date on January 1, 2018, we recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$3.3 million and US$33,000, respectively, with a corresponding decrease in amounts due from affiliated companies.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2019 and 2018, we recorded valuation allowances of US$61.9 million and US$55.6 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

Revenues

Our total operating revenues increased by US$56.0 million, or 9.8%, to US$625.9 million in 2019 from US$569.9 million in 2018. The increase in total operating revenues was primarily due to an increase in revenues from the provision of gaming related services as a result of the enhanced performance in the mass market table games operation.

Provision of gaming related services. Revenues from the provision of gaming related services are derived from the provision of facilities for the operation of the Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services increased by US$53.6 million, or 15.8%, to US$393.5 million in 2019 from US$339.9 million in 2018. This increase was mainly due to enhanced performance in the mass market table games operations.

Studio City Casino generated gross gaming revenues of US$1,432.0 million and US$1,583.8 million in 2019 and 2018, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.

Mass market table games revenue increased to US$1,014.2 million in 2019 from US$868.5 million in 2018 due to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$3.49 billion in 2019 from US$3.27 billion in 2018. Mass market table games hold percentage also increased to 29.1% in 2019 from 26.5% in 2018.

Gaming machine revenue decreased to US$79.5 million in 2019 from US$83.9 million in 2018 due to a decrease in gaming machine win rate to 3.1% in 2019 from 3.4% in 2018 despite an increase in gaming machine handle to US$2.60 billion in 2019 from US$2.48 billion in 2018. Average net win per gaming machine per day was US$230 and US$240 in 2019 and 2018, respectively.

VIP rolling chip revenue decreased to US$338.3 million in 2019 from US$631.4 million in 2018 due to a decrease in VIP rolling chip volume, partially offset by an increase in VIP rolling chip win rate. Affected by market-wide weakness in the VIP gaming business in Macau, Studio City’s VIP rolling chip volume decreased to US$10.99 billion in 2019 from US$21.24 billion in 2018. VIP rolling chip win rate increased to 3.08% in 2019 from 2.97% in 2018.

In 2019 and 2018, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$1,038.5 million and US$1,243.9 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$558.5 million and US$617.7 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$86.9 million and US$81.0 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$37.0 million and US$36.5 million, respectively and (iv) remaining costs of US$356.1 million and US$508.7 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

Revenues from the provision of gaming related services were US$393.5 million and US$339.9 million in 2019 and 2018, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues decreased by US$2.3 million, or 2.7%, to US$86.0 million in 2019 from US$88.3 million in 2018. Studio City’s average daily rate, occupancy rate and REVPAR were US$135, 100% and US$135, respectively, in 2019, as compared to US$138, 100% and US$138, respectively, in 2018.

Food and beverage, entertainment, mall, retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$7.4 million, or 7.5%, to US$106.4 million in 2019 from US$99.1 million in 2018. The increase was primarily due to the entertainment revenue from the stunt show Elēkrŏn.

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, were US$40.0 million and US$42.6 million in 2019 and 2018, respectively.

Operating Costs and Expenses

Our total operating costs and expenses increased by US$21.5 million, or 5.1%, to US$441.7 million in 2019 from US$420.2 million in 2018.

Provision of gaming related services. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by certain Melco Affiliates pursuant to the Master Services Agreements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$24.2 million and US$20.3 million in 2019 and 2018, respectively.

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, remained stable at US$21.8 million and US$21.9 million in 2019 and 2018, respectively.

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, increased by US$15.7 million, or 21.4% to US$89.2 million in 2019 from $73.5 million in 2018, primarily due to the show operating costs for the stunt show Elēkrŏn.

General and administrative. General and administrative expenses were US$128.7 million and US$135.8 million in 2019 and 2018, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to certain Melco Affiliates for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

Pre-opening costs. Pre-opening costs were US$2.6 million in 2019 as compared to US$4.5 million in 2018. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. Pre-opening costs in 2019 and 2018 were both mainly related to the marketing of the stunt show Elēkrŏn.

Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2019 and 2018.

Depreciation and amortization. Depreciation and amortization expenses increased by US$4.6 million, or 2.9%, to US$163.4 million in 2019 from US$158.8 million in 2018.

Property charges and other. Property charges and other expenses of US$8.5 million in 2019 were primarily attributable to assets write-offs as a result of the remodeling of a non-gaming attraction. Property charges and other expenses of US$2.1 million were primarily attributable to the repairs and maintenance costs incurred as a result of Typhoon Hato and Typhoon Mangkhut.

Operating Income

As a result of the foregoing, we had an operating income of US$184.2 million in 2019, compared to an operating income of US$149.7 million in 2018.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, loan commitment fees, net foreign exchange (losses) gains and other non-operating income, net. We incurred total net non-operating expenses of US$183.3 million in 2019, compared to US$195.0 million in 2018.

Interest expenses. Interest expenses were US$180.5 million in 2019 and US$199.1 million in 2018. The decrease in interest expenses of US$18.6 million was primarily due to lower interest expenses from the intercompany note from Studio City Finance.

Loan commitment fees. Loan commitment fees, which were associated with the Studio City Intercompany Note and 2021 Studio City Senior Secured Credit Facility, were US$6.5 million in 2019. Loan commitment fees, which were associated with the 2021 Studio City Senior Secured Credit Facility, were US$0.4 million in 2018.

Income (Loss) before Income Tax

As a result of the foregoing, we had an income before income tax of US$0.9 million in 2019, compared to a loss before income tax of US$45.3 million in 2018.

Income Tax Expense

Income tax expenses were US$0.4 million and US$0.5 million in 2019 and 2018, respectively, and were primarily attributable to deferred income tax expenses. The effective tax rates in 2019 and 2018 were 44.3% and (1.2)%, respectively. Our effective tax rates in 2019 and 2018 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses, the effect of changes in valuation allowances and certain of our profits were exempted from the Macau complementary tax. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net (Income) Loss Attributable to Noncontrolling interests

Our net income attributable to noncontrolling interests amounted to US$0.2 million in 2019, compared to net loss attributable to noncontrolling interests of US$0.6 million in 2018.

Net Income (Loss) Attributable to Studio City Investments Limited

As a result of the foregoing, we had a net income attributable to Studio City Investments Limited of US$0.3 million in 2019, compared to a net loss attributable to Studio City Investments Limited of US$45.3 million in 2018.

Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, were US$362.0 million and US$318.5 million and in 2019 and 2018, respectively.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Income (Loss) Attributable to Studio City Investments Limited to Adjusted EBITDA

	Year Ended December 31,
	2019(2)	2018
	(in thousands of US$)
Net income (loss) attributable to Studio City Investments Limited	$293	$(45,261)
Net income (loss) attributable to noncontrolling interests	212	(586)

Net income (loss)	505	(45,847)
Income tax expense	402	544
Interest and other non-operating expenses, net	183,281	195,026
Property charges and other	8,521	2,112
Depreciation and amortization	166,728	162,128
Pre-opening costs	2,567	4,535

Adjusted EBITDA	$362,004	$318,498

Adjusted EBITDA margin(1)	57.8%	55.9%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.
(2)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2019 as a result of the adoption of the New Leases Standard.

The Adjusted EBITDA for Studio City in 2019 and 2018 referred to in Melco’s 2019 annual report on Form 20-F were US$53.1 million and US$56.8 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco’s annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in such Melco’s annual report does not reflect certain costs related to the table games operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco’s annual report includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2019, we held cash and cash equivalents of US$296.7 million and restricted cash of US$27.9 million. Restricted cash represented the unspent cash from the capital injection for the remaining project for Studio City and certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the 2021 Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. Further, the HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2019, subject to certain conditions precedent.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$231,084	$148,986
Net cash used in investing activities	$(90,888)	$(154,544)
Net cash used in financing activities	$(162,924)	$—
Effect of foreign exchange on cash, cash equivalents and restricted cash	$1,885	$(2,324)

Net decrease in cash, cash equivalents and restricted cash	$(20,843)	$(7,882)
Cash, cash equivalents and restricted cash at beginning of year	$345,358	$353,240

Cash, cash equivalents and restricted cash at end of year	$324,515	$345,358

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$231.1 million in 2019, as compared to net cash provided by operating activities of US$149.0 million in 2018, primarily due to the higher contribution of cash generated from operations of Studio City and decreased working capital for operations.

Investing Activities

Net cash used in investing activities was US$90.9 million in 2019, as compared to net cash used in investing activities of US$154.5 million in 2018.

Net cash used in investing activities was US$90.9 million in 2019, primarily attributable to capital expenditure payments of US$78.6 million and funds to an affiliated company of US$13.7 million.

Net cash used in investing activities amounted to US$154.5 million in 2018, primarily attributable to (i) capital expenditure payments of US$153.0 million and (ii) funds to an affiliated company of US$15.6 million, partially offset by (iii) proceeds from sale of property and equipment and other long-term assets of US$9.2 million and (iv) net withdrawal of bank deposits with original maturities over three months of US$4.9 million.

Financing Activities

Net cash used in financing activities was US$162.9 million in 2019, attributable to the full repayment of 2019 Studio City Company Notes of US$350.0 million upon maturity, partially offset by loan from an affiliated company of US$164.7 million and capital contribution from shareholder of US$22.3 million.

There was no cash used in/provided by any financing activities in 2018.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2019:

As of December 31, 2019
(in thousands of US$)
2021 Studio City Company Notes	$850,000
Studio City Intercompany Note	600,000
2021 Studio City Senior Secured Credit Facility	128

$1,450,128

Major changes in our indebtedness during the year ended and subsequent to December 31, 2019 are summarized below.

On February 11, 2019, Studio City Finance issued the US$600.0 million Studio City Finance Notes and priced at 100%. The net proceeds from the Studio City Finance Notes were partly used to fund the 2020 Studio City Finance Notes Tender Offer, and to redeem in full the remaining outstanding 2020 Studio City Finance Notes in aggregate principal amount of US$208.5 million, with accrued interest on March 13, 2019. All of the existing subsidiaries of Studio City Finance (including the Company) and any other future restricted subsidiaries as defined in the Studio City Finance Notes are guarantors to guarantee the indebtedness under the Studio City Finance Notes.

On February 11, 2019, Studio City Finance on-lent the principal amount of the Studio City Finance Notes of US$600.0 million to the Company under an intercompany loan note. The Company has drawn down in aggregate principal amount of US$425.0 million of the Studio City Intercompany Note in February and March 2019 to refinance the 2020 Studio City Intercompany Note. The Studio City Intercompany Note is interest bearing at 7.250% per annum and interest is payable semi-annually in arrears on February 11 and August 11 of each year, beginning on August 11, 2019. The Studio City Intercompany Note is unsecured and matures on February 11, 2024 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the Studio City Finance Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the Studio City Finance Notes.

For further details of the above indebtedness, refer also to notes 8 and 16 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Also refer to “Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposures.

Other Financing and Liquidity Matters

To the extent permitted by the definitive agreements in respect of the 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Finance Notes and the Studio City Company Notes, we may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop the remaining land of Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In October 2018, SCI completed its initial public offering of 28,750,000 ADSs (equivalent to 115,000,000 Class A ordinary shares). In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of ADSs sold in SCI’s initial public offering was 33,062,500 ADSs and SCI received net proceeds of approximately US$406.7 million from the ADSs sold in its initial public offering and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

For details for our commitments and contingencies, see note 15 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2019 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2021 Studio City Company Notes	$—	$850.0	$—	$—	$850.0
Studio City Intercompany Note	—	—	600.0	—	600.0
2021 Studio City Senior Secured Credit Facility	—	0.1	—	—	0.1
Fixed interest payments	105.1	143.5	48.4	—	297.0
Operating leases(2)	0.9	2.1	2.3	34.8	40.1
Construction costs and property and equipment retention payables	1.1	0.8	—	—	1.9
Other contractual commitments:
Construction costs and property and equipment acquisition commitments(3)	222.0	257.8	—	—	479.8

Total contractual obligations	$329.1	$1,254.3	$650.7	$34.8	$2,268.9

(1)	See note 8 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	See note 9 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(3)	See note 15(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 15(b) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2019 and 2018, the balance of the reserve amounted to US$6,000 and US$6,000, respectively.

Restrictions on Distributions

The respective indentures governing the Studio City Finance Notes and the 2021 Studio City Company Notes and the agreement for the 2021 Studio City Senior Secured Credit Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our subsidiaries (as a restricted subsidiary of the Studio City Finance Notes), Studio City Company (as issuer of the 2021 Studio City Company Notes), us (as parent guarantor of the 2021 Studio City Company Notes) and its restricted subsidiaries and Studio City Company (as borrower under the 2021 Studio City Senior Secured Credit Facility), its parent company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be foreign exchange rate risk associated with our operations.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Macau Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness, as a result of the Studio City Company Notes, the Studio City Intercompany Notes and the costs associated with servicing and repaying such debts, are denominated in U.S. Dollars. In addition, the 2021 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2019 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2019, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$3.0 million for the year ended December 31, 2019.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2019 and 2018. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 2.75% and 3.01% in 2019 and 2018, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

BUSINESS

Overview

Studio City is a world-class gaming, retail and entertainment resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 30,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards 2017-18. Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for three consecutive years in 2020, while Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the second time in 2020 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant, Pearl Dragon, received its second Forbes Travel Guide Five-Star recognition in 2020 and one-Michelin-starred establishment rank for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2020, while Bi Ying has been once again been recommended in the guidebook. In addition, Pearl Dragon and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City is strategically located in Cotai, as the only property directly adjacent to the Lotus Bridge immigration checkpoint and one of the few dedicated Cotai hotel-casino resort stops planned on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City. The Lotus Bridge connects Cotai with Hengqin Island in Zhuhai, China, a designated special economic district in China undergoing significant business and infrastructure development.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2019, we have incurred approximately US$72.0 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global Covid-19 pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022. There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Prior to the Covid-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the Covid-19 outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Studio City Casino is operated by the Gaming Operator pursuant to the Services and Right to Use Arrangements, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City. Under the Services and Right to Use Arrangements, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenues from provision of gaming related services.

The Property

Studio City

Gaming

Studio City Casino currently consists of a mass market table gaming area, a gaming machine area and a VIP gaming area, with a total operating gross floor area of 23,745 square meters, located on the first two floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016, including both junket and premium direct VIP offerings.

Studio City Casino currently has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with up to 45 tables authorized for such operations until January 15, 2021, subject to early termination with 30 days’ prior notice by either the Gaming Operator or Studio City Entertainment. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Segment

The mass market gaming area caters to mass market gaming patrons and offers a full range of games, 24 hours daily. The layout of the gaming floor is organized using the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations, including both junket and premium direct VIP offerings, which include up to 45 tables authorized for VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.

Hotel

Studio City includes self-managed luxury hotel facilities with approximately 1,600 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel features two distinct towers, enabling it to provide a variety of accommodation selections to visitors. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room packages ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters.

Studio City garnered the Forbes Travel Guide Five-Star recognition for its hotel, spa and restaurant for two consecutive years in 2020.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including one Michelin-starred Pearl Dragon.

Retail

Studio City has approximately 30,000 square meters of themed and innovative retail space at the lower levels of the property. It has a net leasable area of approximately 27,000 square meters. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square and Beverly Hills’ Rodeo Drive. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned luxury brands.

Entertainment

Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:

•

Golden Reel — an iconic landmark of Macau, it is the world’s first figure-8 and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers. During 2019, the Golden Reel attracted over 450,000 visitors.

•

Batman Dark Flight — the world’s first flight simulation ride based on the “Batman” franchise. Enhanced with the latest in flight simulation technology and the very best in audio design and visual graphics, this immersive flying theater 4D motion ride provides thrill-seekers with a dynamic flying experience based on a multi-sensory, action-packed, digitally-animated Batman storyline with Batman’s heart-stopping encounters. Our Batman Dark Flight ride attracted over 200,000 visitors in 2019.

•

Studio 8 — the only TV studio facility in Macau to provide open access to “plug-in and play” facilities to create a fully operational television recording and broadcast studio. Studio 8 is a state-of-the-art studio facility with all the best-in-class infrastructure to support portable specialist equipment required for world-class TV production.

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings. The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•

RiverScape — a jungle river-themed water ride that caters to families and is over 450 meters long, offers three routes of differing lengths and a children’s pool with two slides that lead to separate splash pools.

•

Macau EStadium — a high-performance e-Sports venue that can seat approximately 270 guests. Macau EStadium is equipped with virtual non-casino gaming facilities and cutting-edge technology capable of hosting an array of e-Sports events, including top multiplayer gaming tournaments and live-streaming of e-Sports events from other parts of the world.

•

Legend Heroes PVRk — a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRk features flight simulation, VR simulations, Bowling Alleys, a free arcade, trendy retail and a high-tech café featuring Macau’s only Robot Barista.

•	ShowHouse Macau — a deluxe nightclub experience.

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 seats or a cocktail reception for 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,300 seats or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the pool deck and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Aaron Kwok (郭富城), Han Hong (韓紅), Kenny G, A-mei (張惠妹) and Jam Hsiao (蕭敬騰) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament.

Customers

We seek to cater to a broad range of customers with a focus on mass market players through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty program, which is operated by the Gaming Operator jointly with other Gaming Operator casinos, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the gaming behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

Gaming Patrons

Gaming patrons currently include mass market players and VIP rolling chip players.

Mass market players are non-VIP rolling chip players that come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming floors and our non-gaming offerings. Mass market players are further classified as mainstream mass market and premium mass market players. Our premium mass market players generally do not take advantage of our luxury amenities to the same degree as VIP rolling chip players, but they are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market players. Mass market players play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip players.

VIP rolling chip players are patrons who participate in Studio City Casino’s in-house rolling chip programs or in the rolling chip programs of the gaming promoters at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the direct marketing efforts and relationships of the Gaming Operator, and junket players sourced by the gaming promoters. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator. The gaming promoters typically offer similar complimentary products or services and extend credit to the junket players sourced by them.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Gaming Promoters

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ and source junket players. VIP rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from the Gaming Operator. The Gaming Operator pays commissions and provides other complimentary services to gaming promoters. Gaming promoters also extend credit to their junket players and are responsible for collecting such credit from them.

The Gaming Operator has procedures to screen prospective gaming promoters prior to their engagement and conducts periodic checks that are designed to ensure that the gaming promoters with whom the Gaming Operator associates meet suitability standards. The Gaming Operator typically enters into gaming promoter agreements for a one-year term that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated either by reference to revenue share or monthly rolling chip volume. The gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation.

Land Concession

In October 2001, we entered into a land concession contract with the Macau government for the land on which Studio City is located. The contract was subsequently amended in 2012 and 2015.

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 707,078 square meters. Currently, the gross floor area of Studio City is approximately 477,110 square meters.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

In November 2019, we announced that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to May 31, 2022. Prior to the Covid-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the Covid-19 outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months.

In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Development of Our Remaining Project

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2019, we have incurred approximately US$72.0 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing.

Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global Covid-19 pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Melco Affiliates, including operational management services and general corporate services, such as payroll, human resources, information technology, marketing, accounting and legal services under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Melco Affiliates.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may be also paid.

Advertising and Marketing

In order to be competitive in the Macau gaming environment, the Gaming Operator holds various promotions and special events at Studio City Casino and operates a loyalty program for gaming patrons. In addition, Studio City Casino participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract non-gaming customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.

There is a public relations and advertising team dedicated to Studio City that cultivates media relationships, promotes Studio City’s brands and directly liaises with customers within target Asian and other countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor, on property (as permitted by Macau, PRC and any other applicable regional laws) as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.

Market and Competition

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located.

Macau Gaming Market

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our company and the chairman and chief executive officer of Melco, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is developing its project in Cotai, which is currently expected to open in the second half of 2020.

SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2021, while Phase 4 is expected to be completed and operational in 2022.

Galaxy has granted a subconcession to Venetian Macau Limited, a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau Limited, with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macau, the Plaza Casino at The Four Seasons Hotel Macao and Sands Cotai Central, which are located in Cotai. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016 and has announced the re-branding and re-development of the Sands Cotai Central into The Londoner Macao.

Wynn Resorts Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the Nasdaq Global Select Market. Wynn Resorts Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai. Melco Resorts Macau obtained its subconcession from Wynn Resorts Macau. Melco Resorts Macau, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009. Phase 3 of City of Dreams, which includes the Morpheus Hotel, opened in June 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new or renovates pre-existing casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2019 was 6,739. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government may change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

The Macau gaming market has been significantly impacted by the Covid-19 outbreak. According to the DICJ, gross gaming revenues in Macau declined by 60.0% on a year-over-year basis in the first quarter of 2020 as compared to the first quarter of 2019 and, in March 2020, declined by 79.7% on a year-on-year basis.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts in other regions such as Singapore, Malaysia, South Korea, the Philippines, Vietnam, Cambodia, Australia, New Zealand and Japan. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort, Resorts World Sentosa, in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino at Marina Bay Sands in Singapore in April 2010. In December 2016, a law which established the fundamental legal basis for the development of integrated resorts in Japan took effect, with further corresponding legislation providing a more detailed legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

We may also face competition from hotels and resorts in the Philippines, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation, Tiger Resorts Leisure and Entertainment Inc., Melco Resorts Leisure (PHP) Corporation as well as Philippine Amusement and Gaming Corporation.

Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. We believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic.

South Korea has allowed casinos for foreigners for some time including Seven Luck Casino and Paradise Walker Hill Casino in Seoul and Paradise Casinos in Busan and Incheon. Kangwon Land Casino operates the only casino in the country that is open to Korean nationals.

Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 lower berths. Star Cruises vessels in Asia Pacific offer extensive gaming activities to their passengers. These cruise vessels may compete for Asian-based patrons with Studio City Casino gaming operations in Macau.

There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong, but they are relatively small compared to those in Macau.

In addition, there are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Staff

There were 4,485, 4,374 and 4,520 dedicated staff members as of December 31, 2019, 2018 and 2017, respectively, performing services solely at Studio City.

The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. Under the Master Services Agreements, the Melco Affiliates recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Melco Affiliates who devote a portion of their time under the arrangements.

The property president is employed by us. Our chief financial officer provides services to us pursuant to the Master Services Agreements.

The following table indicates the distribution of these staff by function pursuant to the Master Services Agreements as of December 31, 2019:

Function	Number of Staff
Management, Administrative and Finance	15
Gaming	1,899
Hotel	744
Food and Beverage	937
Property Operations	182
Entertainment and Projects	136
Marketing	185
Others	387

Total	4,485

Through the Master Services Agreements, we are able to leverage the resources and platform of the Melco Affiliates to have qualified staff dedicated to working on our property. Our success depends on the ability of the Melco Affiliates and us to attract, retain, motivate, and inspire qualified personnel. We believe that we maintain a good working relationship with the staff working at Studio City. We have not experienced any significant labor disputes. None of the dedicated staff members performing services solely at Studio City are members of any labor union and neither we nor any of the Melco Affiliates are a party to any collective bargaining or similar agreement with such staff.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration.

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our sole director as of the date of this annual report.

Name	Age	Position/Title
Stephanie Cheung	57	Director

Ms. Stephanie Cheung is our sole director. Ms. Cheung is also the executive vice president and chief legal officer of Melco and she was appointed to this role in December 2008. Prior to that, she held the title of general counsel of Melco from November 2006, when she joined Melco. She has acted as the secretary to the board of Melco since she joined Melco. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining Melco, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Geoffry Philip Andres	53	Property President
Geoffrey Stuart Davis	51	Chief Financial Officer

Mr. Geoffry Philip Andres has served as the property president of Studio City since February 2018. Prior to Mr. Andres’ current position, Mr. Andres served as property president / chief operating officer of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) from November 2015 to January 2018. Prior to joining MRP, Mr. Andres was the chief executive officer and executive director on the board of Aquis Entertainment Limited in Canberra, Australia, responsible for an existing casino and assisting with the development and acquisition of additional casinos. Prior to this position, from September 2011 until April 2015, Mr. Andres was senior vice president and general manager of Sands Macau, responsible for its overall operations, including a casino with 300 tables and 1,100 slot machines, six restaurants and a 289-room hotel. From December 2010 to September 2011, Mr. Andres was vice-president, slots, for all of Sands China Limited, including The Venetian Macao, Sands Macao and The Plaza Macao, totaling 3,490 slot machines. Mr. Andres began his career with Harrah’s in 1988, and from June 2005 to December 2010, Mr. Andres was the vice president and general manager for Harrah’s Ak-Chin Casino Resort in Arizona. Mr. Andres graduated from the University of Nevada with a bachelor of science degree in business administration and a master’s degree in business administration.

Mr. Geoffrey Stuart Davis is the chief financial officer at Studio City and he was appointed to his current role in June 2019 and has been a member of SCI’s board of directors since October 2018. Mr. Davis is the executive vice president and chief financial officer of Melco and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco from August 2010 to March 2011 and senior vice president, corporate finance of Melco since 2007, when he joined Melco. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017 and a director of MRP since January 2018. Prior to joining Melco, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2019 and 2018, see note 16 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2021 Studio City Senior Secured Credit Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “2021 Borrowing Group”) entered into the 2021 Studio City Senior Secured Credit Facility with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”). The 2021 Studio City Senior Secured Credit Facility is guaranteed by the same entities that guarantee the Studio City Company Notes and secured by substantially the same collateral as those securing the Studio City Company Notes with priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action against the common collateral.

On November 30, 2016, Studio City Company issued the Studio City Company Notes, and repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the Studio City Company Notes and cash on hand.

Term Loan Facility

The Term Loan Facility matures on the date which is five years from the issue date of the Studio City Company Notes, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the Studio City Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on the date which is five years from the issue date of the Studio City Company Notes unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The 2021 Studio City Senior Secured Credit Facility and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the 2021 Studio City Senior Secured Credit Facility; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

Interest and Fees

All amounts outstanding under the 2021 Studio City Senior Secured Credit Facility shall bear interest at HIBOR plus a margin of 4% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the 2021 Studio City Senior Secured Credit Facility during the availability period applicable to the Revolving Credit Facility.

Security

The 2021 Studio City Senior Secured Credit Facility is secured by the same collateral as the Studio City Company Notes, other than the Note Interest Accrual Account (as defined below).

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Term Loan Facility Cash Collateral Account”).

Covenants

The 2021 Studio City Senior Secured Credit Facility contains certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the Studio City Company Notes (see below). The Revolving Credit Facility also benefits from a “notes purchase condition” covenant that prohibits Studio City Company from making a voluntary legally binding commitment or offer for a notes repurchase while an Event of Default (as defined in the 2021 Studio City Senior Secured Credit Facility) is outstanding and may, in other circumstances, require a certain pro rata cancellation of the Revolving Credit Facility.

The 2021 Studio City Senior Secured Credit Facility also requires the 2021 Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	amendments and certain other requirements in connection with the Studio City Finance Notes documents;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the 2021 Studio City Senior Secured Credit Facility against unsecured and unsubordinated debts.

The 2021 Studio City Senior Secured Credit Facility also contains information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Events of Default

The 2021 Studio City Senior Secured Credit Facility contains customary events of default, including events of default relating to the amended land concession or gaming subconcession being terminated or rescinded without further judicial or administrative appeal being permitted or the Macau government taking any formal measure seeking termination of the amended land concession or gaming subconcession.

Studio City Finance Notes

On February 11, 2019, Studio City Finance issued US$600 million 7.250% senior notes due 2024. As of the date of this annual report, US$600 million of the Studio City Finance Notes remain outstanding. The Studio City Finance Notes are listed on SGX-ST.

Guarantee

The Studio City Finance Notes are guaranteed by all of the existing subsidiaries of Studio City Finance. The indenture governing the Studio City Finance Notes also provides that any other future restricted subsidiaries of Studio City Finance that provide guarantees of certain specified indebtedness will be required to guarantee the Studio City Finance Notes.

Interest

The Studio City Finance Notes will bear interest at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year.

Covenants

The indenture governing the Studio City Finance Notes include certain limitations on Studio City Finance and its restricted subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of default

The indenture governing the Studio City Finance Notes contains certain customary events of default, including default in the payment of principal, or of any premium, on the Studio City Finance Notes, when such payments become due, default in payment of interest which continues for 30 days, breaches of covenants, defaults under other indebtedness, insolvency, termination or rescission of any gaming license required for our gaming business and other events of default specified in the indenture governing the Studio City Finance Notes, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing, the trustee under the indenture governing the Studio City Finance Notes or the holders of at least 25% of the outstanding Studio City Finance Notes may declare the principal of the Studio City Finance Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of control

Upon the occurrence of a Change of Control, each holder will have the right to require Studio City Finance to repurchase all or any part of such holder’s Studio City Finance Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the Studio City Finance Notes.

Maturity and redemption

The maturity of the Studio City Finance Notes is February 11, 2024. At any time prior to February 11, 2021, Studio City Finance may redeem all or a part of the Studio City Finance Notes at a redemption price equal to 100% of the principal amount of the Studio City Finance Notes plus the applicable premium specified in the indenture governing the Studio City Finance Notes as of, and accrued and unpaid interest to, the redemption date.

On or after February 11, 2021, Studio City Finance may redeem all or part of the Studio City Finance Notes upon not less than 30 nor more than 60 days’ notice at the redemption prices plus accrued and unpaid interest, if any, on the Studio City Finance notes redeemed, to the applicable redemption date. At any time prior to February 11, 2021, Studio City Finance may redeem up to 35% of the principal amount of the Studio City Finance Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 107.250% of the principal amount of the Studio City Finance Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the 2021 Studio City Senior Secured Credit Facility and the Studio City Company Notes, when payments can be made in respect of the debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions.

Ranking and Priority

Liabilities under the 2021 Studio City Senior Secured Credit Facility, the Studio City Company Notes, certain pari passu indebtedness and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the Studio City Finance Notes, the guarantees and the additional guarantees in relation to the Studio City Finance Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves, although any liabilities in respect of obligations under the 2021 Studio City Senior Secured Credit Facility that are secured by the Common Collateral will have priority over the Studio City Company Notes with respect to any proceeds received upon any enforcement action of such Common Collateral) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the cash collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only and the note interest accrual accounts in respect of the 2019 Studio City Company Notes and the 2021 Studio City Company Notes shall benefit the creditors of the respective series of Studio City Company Notes only and each shall be subject to separate control and recovery waterfall arrangements.

Permitted Payments

Until an acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restrictions on the Term Loan Facility” below.

After an acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the Studio City Company Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to the Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)

three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)

the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the 2021 Studio City Senior Secured Credit Facility and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the 2021 Studio City Senior Secured Credit Facility) have been fully and finally discharged to the satisfaction of the agent for the 2021 Studio City Senior Secured Credit Facility (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fifth paragraph under “ —Limitations on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

•	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

•

an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•

to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fifth paragraph under “—Limitations on Enforcement” above have occurred; or

•	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result to be applied in the following order:

•

First: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) pro rata and pari passu, the costs and expenses of the Security Agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Second: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) in payment or reimbursement of certain payment or funding obligations under the terms of the services and right to use direct agreement entered into in November 2013 between, among others, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the Studio City Project Facility and which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements;

•

Third: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agent in respect to the 2021 Studio City Senior Secured Credit Facility, the Intercreditor Agent and the power of attorney agent each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Fourth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•

Fifth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) pro rata and pari passu, amounts owed to the creditors under the Revolving Credit Facility under the 2021 Studio City Senior Secured Credit Facility, the liabilities (other than in relation to principal) in respect of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility and certain designated super senior hedging obligations;

•

Sixth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account and the Note Interest Accrual Account) pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under 2021 Studio City Senior Secured Credit Facility);

•

Seventh: in the case of recoveries from credit specific security over credit specific accounts (other than the Term Loan Facility Cash Collateral Account), towards the relevant Secured Creditors benefitting from such credit specific security;

•	Eighth: towards the discharge of the principal amount of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility;

•

Ninth: in the case of recoveries from the Term Loan Facility Cash Collateral Account, if permitted in accordance with the other terms of the Intercreditor Agreement, towards the discharge of the principal amount of the Term Loan Facility under the 2021 Studio City Senior Secured Credit Facility; and

•	Tenth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; and (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the cash collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Terms of the sponsor group loans and documents under the Studio City Company Notes evidencing those terms may only be amended or waived if that amendment or waiver is of a minor or administrative nature and is not prejudicial to any of the Secured Creditors and are not prohibited by the Intercreditor Agreement or any other finance document or otherwise if the prior written consents of the required Super Senior Creditors and required Pari Passu Creditors are obtained.

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

STUDIO CITY INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Studio City Investments Limited

We have audited the accompanying consolidated financial statements of Studio City Investments Limited which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Studio City Investments Limited at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Change in Method for Accounting for Leases

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases effective January 1, 2019, using the modified retrospective approach. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young

Hong Kong

April 28, 2020

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$296,650	$338,377
Restricted cash	27,735	6,852
Accounts receivable, net	1,397	1,698
Receivables from affiliated companies	85,508	65,662
Inventories	9,763	9,721
Prepaid expenses and other current assets	13,401	27,640

Total current assets	434,454	449,950

PROPERTY AND EQUIPMENT, NET	1,998,492	2,061,673

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	56,798	44,483

RECEIVABLE FROM AN AFFILIATED COMPANY, NON-CURRENT	2,881	4,607

RESTRICTED CASH	130	129

OPERATING LEASE RIGHT-OF-USE ASSETS	14,238	—

LAND USE RIGHT, NET	118,888	121,544

TOTAL ASSETS	$2,625,881	$2,682,386

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$3,337	$6,366
Accrued expenses and other current liabilities	62,220	51,371
Income tax payable	33	33
Current portion of long-term debt, net	—	347,740
Payables to affiliated companies	26,275	17,259

Total current liabilities	91,865	422,769

LONG-TERM DEBT, NET	842,917	839,548

PAYABLE TO AN AFFILIATED COMPANY, NON-CURRENT	591,119	370,535

OTHER LONG-TERM LIABILITIES	3,149	4,217

DEFERRED TAX LIABILITIES	1,453	1,044

OPERATING LEASE LIABILITIES, NON-CURRENT	13,720	—

TOTAL LIABILITIES	$1,544,223	$1,638,113

COMMITMENTS AND CONTINGENCIES (Note 15)

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
SHAREHOLDER’S EQUITY

Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	$—	$—
Additional paid-in capital	1,827,855	1,805,508
Accumulated other comprehensive losses	(1,436)	(16,019)
Accumulated losses	(735,888)	(736,181)

Total Studio City Investments Limited shareholder’s equity	1,090,531	1,053,308
Noncontrolling interests	(8,873)	(9,035)

Total equity	1,081,658	1,044,273

TOTAL LIABILITIES AND EQUITY	$2,625,881	$2,682,386

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
OPERATING REVENUES
Provision of gaming related services	$393,512	$339,924
Rooms	85,975	88,317
Food and beverage	67,361	63,102
Entertainment	21,815	10,229
Services fee	39,960	42,593
Mall	14,844	22,298
Retail and other	2,411	3,422

Total operating revenues	625,878	569,885

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(24,179)	(20,263)
Rooms	(21,768)	(21,856)
Food and beverage	(56,485)	(53,503)
Entertainment	(22,716)	(9,525)
Mall	(8,310)	(8,060)
Retail and other	(1,736)	(2,411)
General and administrative	(128,680)	(135,769)
Pre-opening costs	(2,567)	(4,535)
Amortization of land use right	(3,300)	(3,298)
Depreciation and amortization	(163,428)	(158,830)
Property charges and other	(8,521)	(2,112)

Total operating costs and expenses	(441,690)	(420,162)

OPERATING INCOME	184,188	149,723

NON-OPERATING INCOME (EXPENSES)
Interest income	5,850	3,467
Interest expenses	(180,488)	(199,050)
Loan commitment fees	(6,521)	(419)
Foreign exchange (losses) gains, net	(2,122)	823
Other income, net	—	153

Total non-operating expenses, net	(183,281)	(195,026)

INCOME (LOSS) BEFORE INCOME TAX	907	(45,303)
INCOME TAX EXPENSE	(402)	(544)

NET INCOME (LOSS)	505	(45,847)

NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(212)	586

NET INCOME (LOSS) ATTRIBUTABLE TO STUDIO CITY INVESTMENTS LIMITED	$293	$(45,261)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
Net income (loss)	$505	$(45,847)

Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	14,533	(15,899)

Other comprehensive income (loss)	14,533	(15,899)

Total comprehensive income (loss)	15,038	(61,746)

Comprehensive (income) loss attributable to noncontrolling interests	(162)	531

Comprehensive income (loss) attributable to Studio City Investments Limited	$14,876	$(61,215)

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Studio City Investments Limited Shareholder’s Equity
				Accumulated
			Additional	Other
	Ordinary Shares		Paid-in	Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Amount	Capital	Losses	Losses	Interests	Equity
BALANCE AT JANUARY 1, 2018	3	$—	$1,457,109	$(65)	$(687,621)	$(8,471)	$760,952

Cumulative-effect adjustment upon adoption of New Revenue Standard (as described in Note 2(n))	—	—	—	—	(3,299)	(33)	(3,332)
Net loss for the year	—	—	—	—	(45,261)	(586)	(45,847)
Foreign currency translation adjustments	—	—	—	(15,954)	—	55	(15,899)
Waiver of part of 2012 SC Intercompany Note as capital contribution (as described in Note 16(d))	—	—	348,399	—	—	—	348,399

BALANCE AT DECEMBER 31, 2018	3	—	1,805,508	(16,019)	(736,181)	(9,035)	1,044,273

Net income for the year	—	—	—	—	293	212	505
Foreign currency translation adjustments	—	—	—	14,583	—	(50)	14,533
Capital contribution from shareholder	—	—	22,347	—	—	—	22,347

BALANCE AT DECEMBER 31, 2019	3	$—	$1,827,855	$(1,436)	$(735,888)	$(8,873)	$1,081,658

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$505	$(45,847)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	166,728	162,128
Amortization of deferred financing costs	6,042	5,829
Amortization of discount on loan from an affiliated company	55,793	41,427
Loss on disposal of property and equipment and other long-term assets	544	922
Written-off of other assets	7,556	—
Provision for doubtful debts	19	109
Changes in operating assets and liabilities:
Accounts receivable	310	146
Receivables from affiliated companies	(22,370)	(12,015)
Inventories and prepaid expenses and other	4,211	(7,684)
Long-term prepayments, deposits and other	5,268	5,642
Accounts payable and accrued expenses and other	(7,445)	3,687
Payables to affiliated companies	13,222	110
Other long-term liabilities	701	(5,468)

Net cash provided by operating activities	231,084	148,986

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(78,554)	(152,992)
Placement of bank deposits with original maturities over three months	(60,152)	(24,823)
Funds to affiliated companies	(13,711)	(15,634)
Proceeds from sale of property and equipment and other long-term assets	1,377	9,230
Withdrawals of bank deposits with original maturities over three months	60,152	29,675

Net cash used in investing activities	(90,888)	(154,544)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payment on long-term debt	(350,000)	—
Funds from an affiliated company	164,729	—
Capital contribution from shareholder	22,347	—

Net cash used in financing activities	(162,924)	—

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,885	(2,324)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(20,843)	(7,882)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	345,358	353,240

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$324,515	$345,358

STUDIO CITY INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest	$(103,394)	$(151,794)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	(1,032)	—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	20,728	10,316
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	19,149	19,316
Waiver of part of 2012 SC Intercompany Note as capital contribution	—	348,399

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Investments Limited (“Studio City Investments”) was incorporated in the British Virgin Islands (“BVI”). Studio City Investments together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s American depositary shares (“ADSs”) are listed on the NASDAQ Global Select Market in the United States of America.

As of December 31, 2019 and 2018, the Company is indirectly wholly-owned by Studio City International Holdings Limited (“Studio City International”). Studio City International completed an initial public offering in October 2018 with its ADSs listed on the New York Stock Exchange in the United States of America. In October 2018, Studio City International underwent a series of organizational transactions prior to the completion of its initial public offering. Immediately prior to the organizational transactions, Studio City International was 60% held indirectly by Melco and 40% held directly by New Cotai, LLC. As of December 31, 2019 and 2018, Melco International Development Limited, a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Studio City Investments and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions. Management believes that as of December 31, 2019 and 2018, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	4 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(i)	Other Long-term Assets

Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operations of the Studio City Casino transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements as defined in Note 2(n) (the “Studio City Gaming Assets”), are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Resorts Macau. An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

(j)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

No impairment losses have been recognized during the years ended December 31, 2019 and 2018.

(k)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Land Use Right

Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(m)	Leases

On January 1, 2019, the Company adopted the Accounting Standards Codification 842, Leases, using the modified retrospective method. At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

The major changes from the previous basis, as a result of the adoption of the new leases standard are summarized in Note 2(t).

(n)	Revenue Recognition

On January 1, 2018, the Company adopted the Accounting Standards Codification 606, Revenue from Contracts with Customers (“New Revenue Standard”), using the modified retrospective method. The cumulative effect of the adoption of this guidance did not have a material impact on the accumulated losses as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net loss and comprehensive loss for the year ended December 31, 2018 and net assets as of December 31, 2018.

The Company’s revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition - continued

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between one of the Studio City Investments’ subsidiaries and Melco Resorts Macau (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Company recognizes the residual amount as revenues from provision of gaming related services. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary type of liabilities related to contracts with customers is advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services to be provided in the future. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $3,946 as of December 31, 2019 decreased by $435 from the balance of $4,381 as of December 31, 2018. Advance customer deposits and ticket sales of $4,381 as of December 31, 2018 decreased by $28 from the balance of $4,409 as of January 1, 2018.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company incurred pre-opening costs in connection with the development and other one-off activities related to the marketing of new facilities and operations of Studio City.

(p)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $22,166 and $27,749 for the years ended December 31, 2019 and 2018, respectively.

(q)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Studio City Investments and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Studio City Investments is the Hong Kong dollar (“HK$”) and the functional currency of most of Studio City Investments’ foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(r)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive income (loss).

As of December 31, 2019 and 2018, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(s)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) on leases, which amends various aspects of existing accounting guidance for leases (“New Leases Standard”). The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The standard also requires more detailed disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases.

On January 1, 2019, the Company adopted the New Leases Standard using the modified retrospective method without restating comparative information. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $14,745 of operating lease right-of-use assets and $14,745 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.

Recent Accounting Pronouncement Not Yet Adopted:

In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and fiscal years beginning after December 15, 2022, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on the Company’s consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2019	2018
Cash and cash equivalents	$296,650	$338,377
Current portion of restricted cash	27,735	6,852
Non-current portion of restricted cash	130	129

Total cash, cash equivalents and restricted cash	$324,515	$345,358

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2019	2018
Hotel	$1,104	$1,419
Other	1,258	1,239

Sub-total	2,362	2,658
Less: allowances for doubtful debts	(965)	(960)

	$1,397	$1,698

During the years ended December 31, 2019 and 2018, the Company has made additional provision for doubtful debts of nil and $376, respectively, and nil was written off during the years ended December 31, 2019 and 2018.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost
Buildings	$2,199,721	$2,190,007
Furniture, fixtures and equipment	195,145	202,018
Leasehold improvements	109,835	80,482
Motor vehicles	2,602	2,588
Construction in progress	71,973	30,843

Sub-total	2,579,276	2,505,938
Less: accumulated depreciation and amortization	(580,784)	(444,265)

Property and equipment, net	$1,998,492	$2,061,673

As of December 31, 2019 and 2018, construction in progress in relation to Studio City included direct incidental costs capitalized which amounted to $9,520 and $2,966, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	LAND USE RIGHT, NET

	December 31,
	2019	2018
Cost	$178,258	$177,290
Less: accumulated amortization	(59,370)	(55,746)

Land use right, net	$118,888	$121,544

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2018
Operating expense and other accruals and liabilities	$32,118	$33,964
Property and equipment payables	25,261	13,026
Advance customer deposits and ticket sales	3,946	4,381
Operating lease liabilities	895	—

	$62,220	$51,371

8.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2019	2018
Senior Notes (a)
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211 and $10,580, respectively)	$842,789	$839,420
2016 5.875% SC Secured Notes, due 2019 (net of unamortized deferred financing costs of $2,260)	—	347,740

Credit Facilities (b)
2016 Studio City Credit Facilities (1)	128	128

	842,917	1,187,288
Current portion of long-term debt (net of unamortized deferred financing costs of $2,260)	—	(347,740)

	$842,917	$839,548

Note

(1)

Unamortized deferred financing costs of $885 and $1,299 as of December 31, 2019 and 2018, respectively, related to the 2016 SC Revolving Credit Facility of 2016 Studio City Credit Facilities are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

(a) Senior Notes

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City Investments, issued $350,000 in aggregate principal amount of 5.875% senior secured notes due November 30, 2019 and priced at 100% (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due November 30, 2021 and priced at 100% (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”). The net proceeds from the offering of the 2016 Studio City Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities (as described below).

The interest on the 2016 5.875% SC Secured Notes was accrued at a rate of 5.875% per annum, payable semi-annually in arrears. On November 30, 2019, Studio City Company repaid the 2016 5.875% SC Secured Notes in full at maturity with cash on hand.

The interest on the 2016 7.250% SC Secured Notes is accrued at a rate of 7.250% per annum, payable semi-annually in arrears on May 30 and November 30 of each year.

The 2016 7.250% SC Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities (as described below) that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes, to the extent of the assets securing such indebtedness.

Studio City Investments and all of its existing subsidiaries (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 7.250% SC Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 7.250% SC Secured Notes on a senior basis (the “2016 7.250% SC Secured Notes Guarantees”). The 2016 7.250% SC Secured Notes Guarantees are senior obligations of the 2016 7.250% SC Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2016 7.250% SC Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 7.250% SC Secured Notes Guarantors. The 2016 7.250% SC Secured Notes Guarantees are pari passu to the 2016 7.250% SC Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes and the 2016 7.250% SC Secured Notes Guarantees, to the extent of the value of the assets.

The 2016 7.250% SC Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 7.250% SC Secured Notes are secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”). Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. In addition, the 2016 7.250% SC Secured Notes are also separately secured by certain specified bank accounts.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

(a) Senior Notes - continued

2016 Studio City Secured Notes - continued

At any time prior to November 30, 2018, Studio City Company had the options i) to redeem all or a portion of the 2016 7.250% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 7.250% SC Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.

The indenture governing the 2016 7.250% SC Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 7.250% SC Secured Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2016 7.250% SC Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000 were restricted from being distributed under the terms of the 2016 7.250% SC Secured Notes.

(b) Credit Facilities

2016 Studio City Credit Facilities

On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2019, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $29,914).

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021. The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012,500 (equivalent to $130). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT, NET - continued

(b) Credit Facilities - continued

2016 Studio City Credit Facilities - continued

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 7.250% SC Secured Notes. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 7.250% SC Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral).

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $416 and $419 during the years ended December 31, 2019 and 2018, respectively.

(c) Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2019 and 2018, the Company’s average borrowing rates were approximately 6.88% and 6.85% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2019 are as follows:

Year ending December 31,
2020	$—
2021	850,128
2022	—
2023	—
2024	—

$850,128

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including the land in Macau on which Studio City is located. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.

The components of operating lease cost are as follows:

Year Ended
December 31, 2019
Amortization of land use right	$3,300
Operating lease cost	1,409
Short-term lease cost	1,049

Total operating lease cost	$5,758

Other information related to lease term and discount rate of operating leases is as follows:

December 31,
2019
Weighted average remaining lease term	35.9 years
Weighted average discount rate	7.01%

Maturities of operating lease liabilities as of December 31, 2019 are as follows:

Year ending December 31,
2020	$921
2021	1,012
2022	1,130
2023	1,130
2024	1,130
Over 2024	34,792

Total future minimum lease payments	40,115
Less: amount representing interest	(25,500)

Present value of future minimum lease payments	14,615
Current portion	(895)

Non-current portion	$13,720

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LEASES - continued

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on a percentage of turnover.

During the years ended December 31, 2019 and 2018, the Company earned minimum operating lease income of $367 and $8,610 and contingent operating lease income of $8,088 and $9,312, respectively.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2019 were as follows:

Year ending December 31,
2020	$15,955
2021	6,825
2022	2,896
2023	2,170
2024	1,509
Over 2024	3,539

$32,894

10.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2019 and 2018, which included the 2016 Studio City Secured Notes and the 2016 Studio City Credit Facilities, were approximately $869,967 and $1,221,983, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $850,128 and $1,200,128, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2016 Studio City Secured Notes. Fair values for the 2016 Studio City Credit Facilities, the 2019 SC Intercompany Note and the 2012 SC Intercompany Note as defined in Note 16 approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2019 and 2018, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	CAPITAL STRUCTURE

As of December 31, 2019 and 2018, Studio City Investments’ authorized share capital was 50,000 shares of $1 par value per share and 3 ordinary shares were issued and fully paid.

Studio City Finance Limited (“Studio City Finance”), the shareholder of Studio City Investments, contributed $22,347 to Studio City Investments as capital contribution during the year ended December 31, 2019.

12.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2019	2018
Under provision of income taxes in prior years:
Macau Complementary Tax	$—	$86

Income tax expense - deferred:
Macau Complementary Tax	402	458

Total income tax expense	$402	$544

A reconciliation of the income tax expense from income (loss) before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2019	2018
Income (loss) before income tax	$907	$(45,303)
Macau Complementary Tax rate	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	109	(5,436)
Under provision in prior years	—	86
Effect of expenses for which no income tax benefit is receivable	22,723	23,698
Effect of profits exempted from Macau Complementary Tax	(42,203)	(35,698)
Changes in valuation allowances	6,000	2,706
Expired tax losses	13,773	15,188

Income tax expense	$402	$544

Studio City Investments and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated. The remaining subsidiaries of Studio City Investments incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2019 and 2018.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2019 and 2018, if applicable.

Pursuant to the approval notice issued by the Macau government in January 2017, one of the Studio City Investments’ subsidiaries in Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	INCOME TAXES - continued

The effective tax rates for the years ended December 31, 2019 and 2018 were 44.3% and (1.2)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits exempted from Macau Complementary Tax, the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the years ended December 31, 2019 and 2018.

The net deferred tax liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Deferred tax assets
Net operating losses carried forward	$43,707	$41,496
Depreciation and amortization	18,166	14,101
Lease liabilities	1,754	—

Sub-total	63,627	55,597

Valuation allowances	(61,918)	(55,597)

Total deferred tax assets	1,709	—

Deferred tax liabilities
Right-of-use assets	(1,709)	—
Unrealized capital allowances	(1,453)	(1,044)

Total deferred tax liabilities	(3,162)	(1,044)

Deferred tax liabilities, net	$(1,453)	$(1,044)

As of December 31, 2019 and 2018, valuation allowances of $61,918 and $55,597 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2019, adjusted operating tax losses carry forward, amounting to $105,654, $127,539 and $131,028 will expire in 2020, 2021 and 2022, respectively. Adjusted operating tax losses carried forward of $114,774 expired during the year ended December 31, 2019.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of a foreign subsidiary of Studio City Investments available for distribution to Studio City Investments of approximately $982,864 and $631,174 as at December 31, 2019 and 2018, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City Investments. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City Investments would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $117,944 and $75,741 as at December 31, 2019 and 2018, respectively.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2019 and 2018 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2019 and 2018, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Studio City Investments’ subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2019 and 2018, the Company’s contributions into these plans were $(20) and $(324), respectively.

14.	DISTRIBUTION OF PROFITS

All subsidiaries of Studio City Investments incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2019 and 2018, the balance of the reserve amounted to $6 and $6, respectively.

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 8 under each of the respective borrowings.

During the years ended December 31, 2019 and 2018, Studio City Investments did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2019, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $479,788.

(b)	Guarantees

Except as disclosed in Note 8, the Company has made the following significant guarantees as of December 31, 2019:

2019 Studio City Notes

On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes due February 11, 2024 and priced at 100% (the “2019 Studio City Notes”).

All of the existing subsidiaries of Studio City Finance (including Studio City Investments) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described in Note 8) (the “2019 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2019 Studio City Notes on a senior basis (the “2019 Studio City Notes Guarantees”). The 2019 Studio City Notes Guarantees are general obligations of the 2019 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2019 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2019 Studio City Notes Guarantors. The 2019 Studio City Notes Guarantees are effectively subordinated to the 2019 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Guarantees - continued

2019 Studio City Notes - continued

The indenture governing the 2019 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2019 Studio City Notes also contains conditions and events of default customary for such financings.

Trade Credit Facility

In October 2013, one of the Studio City Investments’ subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,677) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2019, was further extended to August 31, 2021, and is guaranteed by Studio City Company. As of December 31, 2019, approximately $642 of the Trade Credit Facility had been utilized.

(c)	Litigation

As of December 31, 2019, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2019	2018
Transactions with affiliated companies

Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$393,512	$339,924
	Rooms and food and beverage	92,360	89,536
	Services fee	39,895	42,593
	Entertainment	7,685	1,109

	Costs and expenses (services provided to the Company):
	Management fee recognized as expense	139,969	136,653
	Management fee capitalized in property and equipment	7,864	3,617
	Purchases of goods and services	564	416

	Sale and purchase of assets:
	Transfer-in of other long-term assets	17,516	15,246
	Purchases of property and equipment	636	60
	Sale of property and equipment and other long-term assets	1,324	9,138

	Interest expense	93,965	111,027
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (1)	Costs and expenses (services provided to the Company):
	Consultancy fee	3,096	2,878

	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	4,328	3,741

Note

(1)

A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a joint venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS - continued

(a)	Receivables from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2019 and 2018, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco’s subsidiaries	$85,508	$65,661
Others	—	1

	$85,508	$65,662

(b)	Receivable from An Affiliated Company, Non-current

The outstanding balances as of December 31, 2019 and 2018 are mainly related to advances to Studio City Finance for its working capital purposes, and are unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(c)	Payables to Affiliated Companies

The outstanding balances mainly arising from construction and renovation work performed and operating expenses as of December 31, 2019 and 2018, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco and its subsidiaries	$26,275	$13,849
A joint venture and a subsidiary of MECOM	—	3,410

	$26,275	$17,259

(d)	Payable to An Affiliated Company, Non-current

2019 SC Intercompany Note

On February 11, 2019, Studio City Finance on-lent the principal amount of the 2019 Studio City Notes of $600,000 (the “2019 SC Intercompany Note”) and advanced at discounted price of 98.29% to Studio City Investments. The aggregate net proceeds from the 2019 SC Intercompany Note after deducting the original advance discount of $10,271 was $589,729, of which $425,000 was used to refinance the remaining outstanding principal amount of $425,000 of the 2012 SC Intercompany Note in February and March 2019. The interest on the 2019 SC Intercompany Note is accrued at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year, commenced on August 11, 2019. The 2019 SC Intercompany Note is unsecured and matures on February 11, 2024 and is repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2019 Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2019 Studio City Notes. As of December 31, 2019, the outstanding 2019 SC Intercompany Note balance, net of unamortized advance discount of $8,881, amounted to $591,119.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS - continued

(d)	Payable to An Affiliated Company, Non-current - continued

2012 SC Intercompany Note

On November 26, 2012, Studio City Finance issued $825,000 in aggregate principal amount of 8.500% senior notes due December 1, 2020 and priced at 100% (the “2012 Studio City Notes”). On October 27, 2015, Studio City Finance on-lent the principal amount of 2012 Studio City Notes of $825,000 (the “2012 SC Intercompany Note”) and advanced at discounted price of 73.61% to Studio City Investments. The net proceeds from the 2012 SC Intercompany Note after deducting the original advance discount of $217,731 was $607,269. The interest on the 2012 SC Intercompany Note was accrued at a rate of 8.500% per annum, payable semi-annually in arrears. The 2012 SC Intercompany Note was unsecured and would have matured on December 1, 2020 and was repayable on demand by Studio City Finance at the same time as the repayment in full or in part of amounts due under the 2012 Studio City Notes, whether at maturity, on early redemption or mandatory repurchase or upon acceleration according to the indenture of the 2012 Studio City Notes.

On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. At the same time, Studio City Finance waived part of the 2012 SC Intercompany Note balance, net of unamortized advance discount of $51,601, amounted to $348,399 as capital contribution to Studio City Investments. As of December 31, 2018, the outstanding 2012 SC Intercompany Note balance, net of unamortized advance discount of $54,465, amounted to $370,535.

On January 22, 2019, Studio City Finance initiated a conditional tender offer to purchase the outstanding balance of 2012 Studio City Notes in aggregate principal amount of $425,000, with $216,534 aggregated principal amount of 2012 Studio City Notes tendered on February 4, 2019, and the remaining outstanding 2012 Studio City Notes in aggregate principal amount of $208,466 were redeemed in full on March 13, 2019. At the same time, the remaining outstanding principal amount of $425,000 of the 2012 SC Intercompany Note was refinanced by the 2019 SC Intercompany Note (as described above) in February and March 2019.

17.	SEGMENT INFORMATION

The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2019 and 2018, the Company operated in one geographical area, Macau, where it derives its revenue and its long-lived assets are located.

STUDIO CITY INVESTMENTS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SUBSEQUENT EVENTS

(a)

In January 2019, Melco Resorts Macau informed the Company that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

(b)

In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries throughout the world, which has significantly disrupted the Company’s operations. On February 5, 2020, the Studio City casino operations were suspended for a 15-day period. On February 20, 2020, casino operations resumed in Macau with limited visitation from Hong Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the Macau government, the Hong Kong government and several provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau, which is expected to significantly impact the Studio City casino and resort operations.

The Covid-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.

The disruptions to the Company’s business had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, such adverse effects have continued beyond the first quarter of 2020 and may worsen. The Company is unable to reasonably estimate the financial impact to the Company’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 28, 2020, the date the accompanying consolidated financial statements were available to be issued.